Via Facsimile and U.S. Mail
Mail Stop 4720

January 26, 2010

Peter S. Roddy
Vice President and Chief Financial Officer
Pain Therapeutics, Inc.
2211 Bridgepointe Parkway
Suite 500
San Mateo, CA 944404

Re: Pain Therapeutics, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2008**
**   Filed February 13, 2009**
**   Schedule 14A Filed April 06, 2009**
**   File No. 000-29959**

Dear Mr. Roddy:

        We have completed our review of your Form 10-K and Schedule 14A and have
no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief